January 8, 2014
VIA EDGAR

Mr. Duc Dang
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:          Apple REIT Nine, Inc.
Registration Statement on Form S-4
Filed September 11, 2013
File No.  333-191084

Dear Mr. Dang:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Apple REIT Nine, Inc. (“Apple Nine”) hereby requests acceleration of the effectiveness of the Registration Statement on Form S-4 referred to above, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto, so that it will become effective at 4:00 p.m., Eastern Time, on January 10, 2014 or as soon thereafter as is practicable.

In connection with the foregoing request for acceleration of effectiveness, Apple Nine hereby acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Apple Nine from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
Apple Nine may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David W. Robertson of McGuireWoods LLP (Tel. 804-775-1031) with any questions you may have regarding this request. In addition, please notify Mr. Robertson when this request for acceleration has been granted.

APPLE REIT NINE, INC.

By: /s/ Glade M. Knight

Name: Glade M. Knight

Title: Chairman of the Board and Chief Executive Officer